GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, MN 55101-1361

(651) 224-2385

FAX (651) 224-2387

Sent Via Electronic Submission Only – EDGAR

August 28, 2008

Anne Nguyen Parker, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

U.S. Securities and Exchange Commission (“SEC”) Second Follow-up Comment Letter dated August 21, 2008 on Great Northern Iron Ore Properties (“Trust” or “GNI”) Follow-up Response Letter dated July 23, 2008; and SEC Follow-up Comment Letter dated July 9, 2008 on Great Northern Iron Ore Properties Response Letter dated May 8, 2008; and SEC Comment Letter dated April 24, 2008, all pertaining to the Trust’s Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 27, 2008, File No. 1-00701.

Dear Ms. Nguyen Parker:

On August 21, 2008, we received, via fax, your second follow-up comment letter, dated August 21, 2008, requesting additional information as stated below, in addition to requesting that the filing be amended. Because your two additional follow-up comments were either an action for a future filing or a request for supplemental information, no amendment or revision is applicable. This matter and the comments below were also discussed with Mr. Sean Donahue, SEC Division of Corporation Finance, on August 21, 2008. Following are your second follow-up comments and our responses:

SEC Second Follow-up Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Signatures, page 20

1. Please indicate in all future Exchange Act filings, including your 10-Qs, that Mr. Janochoski is also signing the document in his capacity as your principal accounting officer.

Great Northern Iron Ore Properties Second Follow-up Response:

As stated in our July 23, 2008 follow-up response, we indicated that we will include the title of “principal accounting officer” for Mr. Janochoski in future Form 10-K filings on the signature page. In discussions with Mr. Donahue on August 21, 2008, I cited the SEC rule pertaining to Form 10-Q signatures and filings. It states, in pertinent part, that “[a]t least one complete copy of the report filed with the Commission and one such copy filed with each exchange must be manually signed on the registrant’s behalf by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant.” Please note that our Form 10-Q’s are signed by Mr. Joseph S. Micallef, in his capacity as President of the Trustees and Chief Executive Officer and also signed by Mr. Thomas A. Janochoski, in his capacity as Vice President & Secretary and Chief Financial Officer. While we are not opposed to adding the title of principal accounting officer to Mr. Janochoski, it appears that the Form 10-Q rule does not require it given the “or” verbiage in the above cited rule.

U.S. Securities and Exchange Commission	-page 2-	August 28, 2008

SEC Second Follow-up Comment:

Engineering Comments

Business, page 3

2. We note your response to comment 8 regarding the increase in reserves through a confidential lease agreement with MSI and our request for supplemental information regarding the Mahoning and Enterprise properties. As this request addressed two separate mines, please provide the requested information for the Mahoning property only.

Great Northern Iron Ore Properties Second Follow-up Response:

As discussed with Mr. Donahue, this requested information for the Mahoning property was already provided to your SEC engineer, George K. Schuler, via Fed-Ex, under cover letter dated July 25, 2008. Mr. Schuler has since returned all the materials back to us, via Fed-Ex, on August 8, 2008. We infer from the fact that the materials were timely provided and timely returned that this comment has been adequately addressed and previously resolved.

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In conclusion, we hope the above responses and information provided will satisfactorily answer your second follow-up comments contained in your August 21, 2008 letter to the Trust. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

Vice President & Secretary

Chief Financial Officer

c:	Joseph S. Micallef, President of the Trustees & Chief Executive Officer
Trustee Roger W. Staehle

Trustee Robert A. Stein

Trustee John H. Roe III

Roger P. Johnson, Manager of Mines & Chief Mining Engineer
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Christopher J. Larson, Ernst & Young LLP